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17016807

SEC
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Section

MAR 0 8 2017

Washington DC

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ANNUAL AUDITED REPORT
PART III

SEC FILE NUMBER
8-51520

FACING PAGE

Informa606 Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROFT + BENDER LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building Once, Suite 100
(No. and Street)

Atlanta (City) Georgia (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore J. Bender III 404-841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher LLP
(Name – *if individual, state last, first, middle name*)

3625 Cumberland Blvd, Suite 1000 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

2017 MAR -9 AM 8: 19
SEC / TM
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JCA

OATH OR AFFIRMATION

I, Theodore J. Bender III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender LP, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LYNN F. GALLIVAN
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JUNE 22, 2019
PAULDING COUNTY, GEORGIA

Signature

Managing Director

Title

Lynn F. Gallivan

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Croft & Bender LP

Financial Statements

with Supplementary Information
December 31, 2016

Croft & Bender LP

Table of Contents
December 31, 2016


BENNETT B|T THRASHER

Report of Independent Registered Public Accounting Firm

To the Partners of Croft & Bender LP

We have audited the accompanying statement of financial condition of Croft & Bender LP as of December 31, 2016, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Croft and Bender LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LP as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of Croft & Bender LP's financial statements. The supplemental information is the responsibility of Croft & Bender LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2016 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Bennett Thrasher LLP

Atlanta, Georgia
February 27, 2017

A LIMITED LIABILITY PARTNERSHIP OF CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
One Overton Park 3625 Cumberland Boulevard Suite 1000 Atlanta, Georgia 30339 phone 770.396.2200 fax 770.390.0394 www.btcpa.net

Croft & Bender LP

Statement of Financial Condition
December 31, 2016

Assets		
Current assets		
Cash	$	687,694
Due from related party		145,658
Accounts receivable		86,314
Prepaid expenses		51,318
Reimbursable expenses receivable		9,525
Total current assets		980,509
Furnishings and equipment, net		1,742
Warrants, at estimated fair value		60,651
Other assets		32,459
Total assets	$	1,075,361
Liabilities and partners' capital		
Current liabilities		
Accounts payable	$	10,597
Contingent compensation related to warrants		60,651
Total liabilities		71,248
Partners' capital		
Partners' capital		800,000
Retained earnings		204,113
Total partners' capital		1,004,113
Total liabilities and partners' capital	$	1,075,361

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Income
For the Year Ended December 31, 2016

Revenue	
Merger and acquisition fees	$ 7,176,392
Private placement fees	2,355,000
Financial advisory fees	50,000
Management fees, net	520,088
Change in estimated fair value of warrants	(297,238)
Client reimbursements	89,786
Interest income	7,801
Total revenue	9,901,829
Operating expenses	
Salary and benefits expense	3,639,670
Finder's Fees/Commissions	657,920
Office expense	244,837
Professional fees	129,481
Occupancy expense	131,504
Business development expense	94,471
Client reimbursed expenses	89,786
Other operating expenses	97,687
Depreciation expense	3,337
Total operating expenses	5,088,693
Net income	$ 4,813,136

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2016

	Retained Earnings	Contributed Capital Limited Partners	Contributed Capital General Partner	Total Partners' Capital
Balance, December 31, 2015	$ 31,955	$ 800,000	$ -	$ 831,955
Net income	4,813,136	-	-	4,813,136
Partner distributions	(4,640,978)	-	-	(4,640,978)
Balance, December 31, 2016	**$ 204,113**	**$ 800,000**	**$ -**	**$1,004,113**

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net income	$ 4,813,136
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	3,337
Change in estimated fair value of warrants	297,238
Proceeds from exercise of warrants	295,907
Changes in:	
Accounts receivable	(53,607)
Prepaid expenses	(38,717)
Other assets	(26,414)
Reimbursable expenses receivable	7,733
Due from related party	(37,875)
Accounts payable	(25,988)
Contingent compensation related to warrants	(593,145)
Net cash provided by operating activities	4,641,605
Cash flows from financing activities	
Distributions to partners	(4,640,978)
Net cash used in financing activities	(4,640,978)
Net increase in cash	627
Cash, beginning of year	687,067
Cash, end of year	$ 687,694

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LP (f/k/a Croft & Bender LLC) (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Liquidating LLC, C&B Capital II, L.P. and it's parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II") and C&B Capital III, L.P. and it's parallel partnership, C&B Capital III (PF), L.P. (collectively referred to as "Fund III"), which are private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Private placement fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2016, financing, merger and acquisition, and financial advisory revenue was recognized from 24 clients, and 7 clients accounted for approximately 90% of such revenues. Financing and merger and acquisition engagement agreements with 15 clients were open at December 31, 2016.

Through a management agreement with the General Partner of each of the Funds, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Fund during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital

contributions attributable to the Fund's disposed investments. Management fees are collected quarterly and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as revenue when incurred and are periodically billed to the client. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible.

Cash

Cash represents interest and non-interest bearing deposits in banks located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2016, management has concluded that an allowance for doubtful accounts is not necessary.

Warrants and Contingent Compensation

Warrants representing partial payment for the Company's services are sometimes issued by clients to the Company. During 2016, the Company received $295,907 in proceeds as a result of exercising warrants received from a client which is a portfolio company of Fund II. At December 31, 2016, the Company was the holder of 1,767,702 warrants in a non-public, closely-held business which are not readily marketable, have a June 17, 2017 expiration date with an aggregate exercise price of approximately $210,000, and an aggregate estimated fair value of $60,651 as of December 31, 2016. The warrants have an exercise price of $.1188 per share. The warrants, though held by and in the name of the Company, have been allocated as contingent accrued compensation to the partners of the Company. The warrants are considered a derivative instrument and thus are adjusted to estimated fair value at each balance sheet date. Compensation

and payment of amounts to the partners of the Company is contingent upon exercise of the warrants.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, software, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of the lesser of three years or the life of the existing lease.

Income Taxes

The Company is a limited partnership and, as such, its earnings and income taxes flow through directly to the partners.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Fair Value Policy

ASC 820, Fair Value Measurement, provides guidance for using fair value to measure assets and liabilities. ASC 820 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and lowest priority to unobservable data. ASC 820 applies whenever other standards require assets or liabilities to be measured at fair value.

In choosing the most appropriate fair value estimate the Company utilizes the hierarchy consisting of three broad levels, which are described below:

- Level 1 – Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
- Level 2 – Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Estimates of fair value are determined by senior management and based on assumptions that are consistent with the Company's current expectations and those assumptions that would be used by market participants. The lowest level input significant to the fair value measurement is utilized in instances where the inputs used to measure fair value fall into different levels of the fair value hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. These fair value estimation techniques involve degrees of judgment and as a result are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different techniques may have a material effect on the estimated fair value amounts.

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue with Contracts from Customers*. ASU 2014-09 supersedes the current revenue recognition guidance, including industry-specific guidance. The guidance introduces a five-step model to achieve its core principal of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated guidance is effective for annual periods beginning after December 15, 2018 and early adoption is permitted only for annual periods beginning after December 15, 2016. The Company is currently evaluating the impact of the updated guidance on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases*. ASU 2016-02 requires that lease arrangements longer than 12 months result in an entity recognizing an asset and liability. The updated guidance is effective for annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the report, the date the financial statements were issued.

2. Fair Value Measurements

From time to time, the Company receives warrants, issued by clients, representing partial payment for the Company's services. The warrants are carried at their estimated fair value. In order to determine the fair value associated with the warrants, the Company obtained audited financial statements for the portfolio companies and reviewed for assumptions used therein for valuing these types of securities. The assumptions used in the audited financial statements were reviewed for reasonableness and appropriateness. The same input factors for the Black-Scholes model used by the portfolio companies were used by the Company in determining the estimated fair value of the warrants.

At December 31, 2016, the Company's warrants are measured using Level 3 inputs under GAAP. For the year ended December 31, 2016, the change in the warrant balance was attributable to the exercise of warrants and to the change in the estimated fair value of the remaining warrants.

The following table represents the valuation technique used to measure the fair value of the warrants, and the significant unobservable inputs and ranges for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Significant Input Values
Warrants	**$ 60,651**	Black-Scholes model	Underlying stock price	$0.15
			Annualized volatility	26.64%

A reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2016 is summarized as follows:

	Warrants
Balance - December 31, 2015	$ 653,796
Exercise of warrants	(295,907)
Change in fair value	(297,238)
Balance - December 31, 2016	$ 60,651

3. Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2016:

Furniture and fixtures	$163,488
Office equipment	165,736
Software	10,651
Leasehold improvements	72,254
	412,129
Less accumulated depreciation	(410,387)
Furnishings and equipment, net	$ 1,742

Depreciation expense for the year ended December 31, 2016 amounted to $3,337.

4. Related Party Transactions

The partners of the Company are also the principal owners and managing partners of two companies, one of which is the General Partner of Fund II and its parallel partnership and the other is the General Partner of Fund III and its parallel partnership. Total management fees of $520,088 were earned from the Funds in 2016. Merger and acquisition fees of $200,000 were earned in 2016 from a client which is also a portfolio company of Fund II and a management fee credit of $30,000 was allocated to Fund II by the Company related to this transaction. At December 31, 2016, management fees due from related parties totaled $145,658 and are included in due from related party in the accompanying statement of financial condition.

The Company formed C&B Capital III, L.P. ("Fund III"), a private equity investment partnership on April 15, 2016. In 2016 the Company received $95,967 for reimbursement of organization costs incurred related to the formation of Fund III.

The Company has an informal agreement with the General Partner where the General Partner processes all payroll for the Company. The Company reimburses the General Partner for all expenses and there is no other activity in the General Partner. Total salaries and payroll taxes incurred by the General Partner during 2016 totaled $3,602,568 and are included in salaries and benefits expense on the statement of income.

The partners of the Company may sit on the Board of Directors of some of the clients of the Company, or may attend Board of Directors meetings of some portfolio companies of the Funds in exercise of the Funds' observation rights. The Company may, from time to time, enter into

commercial arrangements with clients or vendors which have Board members or employees that are related to partners of the Company.

5. Simplified Employee Pension Plan

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan on behalf of the partners and employees totaled $217,205 for 2016.

6. Leases

The Company has various operating lease agreements for office space and some office equipment. Rental expense was $137,877 for 2016. The Company's office lease expired December 31, 2010, and it is currently leasing its office space on a month-to-month basis for $10,000 per month. The Company has entered into a new lease for office space with an anticipated commencement date of May 1, 2017. As of December 31, 2016, the minimum future rental payments under these leases are as follows:

Year	Amount
2017	$ 176,112
2018	266,499
2019	273,137
2020	278,765
2021	287,131
Thereafter	887,802
Total minimum future rental payments	$2,169,446

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2016, the ratio of aggregate indebtedness to net capital was .11 to one, and net capital was $677,097, which was $672,097 more than the required minimum net capital.

Croft & Bender LP

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital			
Partners' capital, December 31, 2016		$	1,004,113
Less: Non-allowable assets			
Due from related party	(145,658)		
Accounts receivable	(86,314)		
Prepaid expenses	(51,318)		
Reimbursable expenses receivable	(9,525)		
Furnishings and equipment, net	(1,742)		
Other assets	(32,459)		
Total non-allowable assets			(327,016)
Net capital		$	677,097

Computation of Aggregate Indebtedness		
Accounts payable and other liabilities	$	71,248
Total aggregate indebtedness	$	71,248

Computation of Minimum Net Capital Requirement		
Net Capital	$	677,097
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	672,097
Ratio of aggregate indebtedness to net capital		.11 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There is no difference between net capital computation reported in Part IIA of Form X-17A-5 as of December 31, 2016, as amended on February 24, 2017 and the net capital computation above.

Computation for Determination of Reserve Requirements Pusuant to Rule 15c3-3

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Information Relating to Possession or Control Requirements Pusuant to Rule 15c3-3

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.


BENNETT B|T THRASHER

Report of Independent Registered Public Accounting Firm

To the Partners of Croft & Bender LP

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2016, in which (1) Croft & Bender LP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Croft & Bender LP claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Croft & Bender LP stated that Croft & Bender LP met the identified exemption provisions throughout the most recent fiscal year without exception. Croft & Bender LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Croft & Bender LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 27, 2017

A LIMITED LIABILITY PARTNERSHIP OF CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
One Overton Park 3625 Cumberland Boulevard Suite 1000 Atlanta, Georgia 30339 phone 770.396.2200 fax 770.390.0394 www.btcpa.net

CROFT & BENDER
A LIMITED PARTNERSHIP

INVESTMENT BANKERS

4200 Northside Parkway, N.W. • Building One, Suite 100 • Atlanta, GA 30327
(404) 841-3131 • www.croft-bender.com
Member FINRA and SIPC

February 27, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2016

Dear Sir/Madame:

For the fiscal year ending December 31, 2016, Croft & Bender LP claimed exemption from SEC Rule 15c3-3 as outline under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one of more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Croft & Bender LP met the exemption provided above for the fiscal year ending December 31, 2016.

Sincerely



Theodore J. Bender, III
Managing Director
Chief Compliance Officer


BENNETT B|T THRASHER

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Partners of
Croft & Bender LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31 , 2016, which were agreed to by Croft & Bender LP (the Company) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records [Wire - $11,704 transferred on 7/29/2016 and Check #8421 - $14,324 dated 1/20/2017] and noted no differences. We noted that the total assessment balance due in Form SIPC-7, as amended, of $13,793 differs from the respective listed assessment payment in Form SIPC-7, as amended, of $14,324, resulting in a difference of $531, which is included in Form SIPC-7, as amended, as an overpayment carried forward;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31 , 2016 with the amounts reported in Form SIPC-7, as amended, for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

A LIMITED LIABILITY PARTNERSHIP OF CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
One Overton Park 3625 Cumberland Boulevard Suite 1000 Atlanta, Georgia 30339 phone 770.396.2200 fax 770.390.0394 www.btcpa.net


B|T

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bennett Thrasher LLP

Atlanta, Georgia
February 27, 2017